UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
FRP HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
30292L107
(CUSIP Number)
Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor
Jacksonville, FL 32202
(904) 665-3601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
Names of Reporting Persons
John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 the separate trust for John D. Baker II created under
                  the Cynthia L. Baker Trust U/A/D April 30, 1965.

1.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
1.	SEC Use Only
1.	Source of Funds (See Instructions) OO
1.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
1.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	1.	Sole Voting Power 2,571,775
	1.	Shared Voting Power 0
	1.	Sole Dispositive Power 2,571,775
	1.	Shared Dispositive Power 0
1.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,571,775
1.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
1.	Percent of Class Represented by Amount in Row (11) 13.5%
1.	Type of Reporting Person (see Instructions) OO

1.	Names of Reporting Persons John D. Baker II
1.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
1.	SEC Use Only
1.	Source of Funds (See Instructions) OO
1.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
1.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	1.	Sole Voting Power 578,882
	1.	Shared Voting Power 2,728,457
	1.	Sole Dispositive Power 578,882
	1.	Shared Dispositive Power 2,728,457
1.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,981
1.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
1.	Percent of Class Represented by Amount in Row (11) 17.6%
1.	Type of Reporting Person (see Instructions) IN

1.	Names of Reporting Persons Edward L. Baker II
1.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
1.	SEC Use Only
1.	Source of Funds (See Instructions) OO
1.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
1.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	1.	Sole Voting Power 194,600
	1.	Shared Voting Power 2,571,775
	1.	Sole Dispositive Power 194,600
	1.	Shared Dispositive Power 2,571,775
1.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,766,375
1.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
1.	Percent of Class Represented by Amount in Row (11) 14.6%
1.	Type of Reporting Person (see Instructions) IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.10 per share (“Common Stock”) of FRP Holdings, Inc., a Florida corporation (the “Issuer”) and is being filed to amend the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on March 20, 2019 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the “JDB Trust”), John D. Baker II and Edward L. Baker II, as amended by Amendment No 1 to Schedule 13D filed with the SEC on February 24, 2023 (collectively, the “Schedule 13D”).

This Amendment No. 2 is being filed in relation to an increase in the beneficial ownership of John D. Baker II, Edward L. Baker II and the JDB Trust related to the purchase of 344,827 shares of Common Stock by the JDB Trust from CLB 1965, LLC (which reports its beneficial ownership of the Issuer’s Common Stock on Schedule 13G, most recently filed with the SEC on February 1, 2023).

Beneficial ownership reported in this Amendment No. 2 has also been revised to reflect the two-for-one stock split that was effected with respect to the Common Stock on April 12, 2024 (“Stock Split”).

This Amendment No. 2 amends Items 2, 3, 4 and 5 of the Schedule 13D as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) is amended and restated in its entirety as follows:

(c)John D. Baker II is the Executive Chairman of the Board of Directors of FRP Holdings, Inc. The principal executive office of FRP Holdings, Inc. is located at 200 W. Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Edward L. Baker II is the President of Blue Water Industries. The principal executive office of Blue Water Industries is located at 200 W. Forsyth Street, 12th Floor, Jacksonville, Florida 32202.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended as follows:

The Reporting Persons hereby incorporate by reference the information set forth in Item 4 of this Amendment No. 2.

Between the date of the Amendment No. 1 to the Schedule 13D and the date of this filing, John D. Baker II was awarded 1,656 shares (as adjusted for the Stock Split) of Common Stock pursuant to the Issuer’s officer and director compensation policies.

In May 2023, John D. Baker II purchased 16,086 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $429,265, using personal funds.

On November 15, 2024, the JDB Trust purchased 344,827 shares of Common Stock from CLB 1965, LLC, which is an affiliate of a family member, and which reports its beneficial ownership of the Issuer’s Common Stock on Schedule 13G (most recently filed with the SEC on February 1, 2023), for a purchase price of approximately $10,000,000, using funds on hand.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended as follows:

Each Reporting Person currently intends to hold the shares of Common Stock reported on this Schedule 13D for investment purposes. John D. Baker II serves as a director of the Issuer and will continue to participate in and receive awards granted to directors under the Issuer’s incentive compensation policies for as long as he serves as a director of the Issuer.

Other than as set forth in this statement, no Reporting Person has present plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer's business or corporate structure;

(g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a)As of the date of this filing, the Reporting Persons collectively beneficially own an aggregate of 3,543,581 shares of Common Stock, constituting 18.6% of the Common Stock outstanding.

As of the date of this filing, John D. Baker II beneficially owns an aggregate of 3,350,637 shares of Common Stock, constituting 17.6% of the Common Stock outstanding. This calculation includes: (i) 2,571,775 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (ii) 19,200 shares that he holds directly; (iii) 199,946 shares held in his living trust; (iv) 339,686 shares held in his grantor retained annuity trust; (v) 20,050 shares held in retirement accounts; (vi) 7,578 shares held by his wife's living trust, as to which he disclaims beneficial ownership; (vii) 156,682 shares held by the estate of Edward L. Baker, of which Mr. Baker and Thompson S. Baker II are co-executors and as to which Mr. Baker disclaims beneficial ownership; and (viii) 35,720 shares underlying options that are exercisable within 60 days.

As of the date of this filing, Edward L. Baker II beneficially owns an aggregate of 2,766,375 shares of Common Stock, constituting 14.5% of the Common Stock outstanding. This calculation includes: (i) 2,571,775 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ii) 194,600 shares held in his living trust.

(b)As of the date of this filing, the JDB Trust has sole voting and dispositive power with respect to the 2,571,775 shares of Common Stock held by the JDB Trust and no shared voting or dispositive power.

As of the date of this filing, John D. Baker II has sole voting and dispositive power with respect to 577,226 shares of Common Stock, which includes: (i) 19,200 shares that he holds directly; (ii) 339,686 shares held in his grantor retained annuity trust; (iii) 20,050 shares held in his retirement accounts; and (iv) 199,946 shares held in his living trust; and Mr. Baker had shared voting and dispositive power with respect to 2,728,457 shares of Common Stock, which includes the 2,571,775 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and 156,682 shares held by the estate of Edward L. Baker, of which Mr. Baker serves as co-executor with Thompson S. Baker II.

As of the date of this filing, Edward L. Baker II has sole voting and dispositive power of 194,600 shares of Common Stock held by his living trust; and Mr. Baker had shared dispositive power with respect to the 2,571,775 shares of Common Stock held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II.

(c)Other than disclosed in this Statement, no transactions were effected by the Reporting Persons in the past sixty days.

(d)No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)Not applicable.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2024            /s/ John D. Baker II
JOHN D. BAKER II

Date: November 19, 2024            /s/ Edward L. Baker II
EDWARD L. BAKER II

Date: November 19, 2024            /s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER TRUST DATED 4/30/1965

Date: November 19, 2024            /s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE TRUST FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER TRUST DATED 4/30/1965